QuickLinks -- Click here to rapidly navigate through this document

Exhibit 4.1

BAKBONE SOFTWARE INC.
DOMESTIC RESELLER AGREEMENT
TERMS AND CONDITIONS

     BETWEEN.
BAKBONE SOFTWARE, INC.
AND

(Reseller Name and Contract No.)

1.  APPOINTMENT AND AUTHORITY OF RESELLER

    BAKBONE hereby appoints Reseller as a Reseller of the Products to certain End Users only within the territory identified in Exhibit B ("Territory"), and Reseller accepts such appointment, subject to the terms and conditions of this Agreement. BAKBONE may modify, improve, change or discontinue any or all of the Products from time to time, by delivering to Reseller a new Exhibit A. Reseller's rights under this Agreement are not exclusive. BAKBONE reserves the right to license directly to any customer or other third party and may appoint other Resellers in the Territory, in its sole discretion. For purposes of this Agreement, the term End User shall be defined as a prospective customer of Reseller to whom Reseller offers the Products for use in the regular course of such customer's business and not for resale. Without limiting the generality of the foregoing, the term End User shall specifically exclude without limitation other resellers, OEMs, VARs, ASPs, ISPs and/or any other person or entity which purports to be a reseller of software, Products or related services.

2.  SOFTWARE RIGHTS

    Reseller acknowledges that the Products licensed by BAKBONE hereunder constitute only discrete copies of software, the media in which it is stored, and related documentation, as shipped to Reseller. Nothing herein shall be construed, express or implied, as transferring to Reseller any right, title or interest in and to: (i) the Products (including all copies, modifications, and derivative works thereof, by whenever produced), and documentation, including but not limited to the software related documentation or any media, information, or instructions provided by BAKBONE for use with the Products ("Documentation") and all intellectual property rights embodied therein; (ii) any of the service marks, trademarks, tradenames or any other designations associated with the Products including all the good will associated with the same; and (iii) any copyrights, patent rights, trade secret rights, and all other proprietary rights relating to the Products or Documentation. All such software and proprietary rights are subject to the terms and conditions of this Agreement and the Software License Agreement included with each Product, as more fully described in Section 3.3. Reseller expressly waives any rights it may obtain through operation of law or otherwise inconsistent with the terms or intent of this Agreement.

3.  LICENSE GRANT

    3.1   License to Distribute.  Subject to the terms of this Agreement, BAKBONE hereby grants to Reseller:

      (a)  A non-exclusive, non-transferable, non-sublicensable, non-assignable, terminable license, in the Territory only, to market, and distribute the Products and Support Services to End-users pursuant to the terms and conditions of BAKBONE's End-user License Agreement; and

      (b)  A non-exclusive, non-transferable, non-sublicensable, non-assignable, terminable license, in the Territory only, to use to demonstrate, install, and troubleshoot the Products for End-users.

    3.2   License to Provide Front-line Support Services.  Subject to the terms of this Agreement, BAKBONE hereby grants to Reseller;

      (a)  A non-exclusive, non-transferable, non-sublicensable, non-assignable, terminable license in the Territory only, to demonstrate to, and to use the Products to train, install and provide Front-line Support Services to its End-Users.

    3.3   Documentation License.  BAKBONE hereby grants Reseller a non-exclusive, non-transferable, non-sublicensable, non-assignable, terminable license to use the Documentation and to make a reasonable number of copies of the Documentation solely for its own internal business purposes as necessary in connection with the licenses granted in Section 3.1 and 3.2.

    3.4   License Limitations.  Notwithstanding any provision in this Agreement to the contrary, nothing in this Agreement should be interpreted as granting Reseller the authority to sell the Products to any other person or entity other than an End User. Additionally, nothing in this Agreement shall be construed as granting to Reseller a license of any kind (including but not limited to a license to distribute) to any other person or entity other than an End User.

4.  GENERAL OBLIGATIONS OF RESELLER

    4.1   Promotion.  Reseller shall actively advertise and promote the Products in the Territory in a commercially reasonable manner. Reseller shall list the Products in its marketing materials, on its Web site and shall transmit Product information and promotional materials to its customers in its ordinary course of business and as reasonably requested by BAKBONE from time to time.

    4.2   Advertising.  Reseller shall provide samples of its advertising copy and sales literature, in their original language and in English, as applicable, to BAKBONE upon its request. BAKBONE reserves the right to review and approve at its sole discretion all uses of BAKBONE's trademarks, service marks, or trade names in Reseller's advertising and promotion of the Products, prior to Reseller's use thereof. Such approval will not limit Reseller's obligation to comply with all applicable laws in the Territory and will not be deemed an endorsement or approval by BAKBONE of any advertising content or use by Reseller.

    4.3   Software Licenses.  Reseller shall distribute the Products only in the sealed packages in which BAKBONE delivers them to Reseller ("Product Packages"). Reseller acknowledges that (a) an end user license agreement between BAKBONE and end users (the "Software License"), substantially in the form attached as Exhibit F, will be reproduced on or included in each Product Package, and (b) each Product Package will contain an appropriate customer registration card (the "Registration Card"). BAKBONE may modify the Software License and Registration Card at any time, in whole or in part. Reseller will use reasonable efforts to ensure that each end user reads and consents to the Software License upon acquiring the Product Package and remits the Registration Card as indicated thereon. Reseller agrees that it will not knowingly distribute Products to any end user who has indicated, directly or indirectly, that such end user does not intend to comply with the terms of the Software License.

    4.4   Sales and Inventory Reports.  Reseller shall provide BAKBONE, on a monthly basis or at such other frequency as BAKBONE may from time to time require in its sole discretion, sales, shipment, inventory, and other written or electronic reports relating to Reseller's activities under this Agreement during the prior month or other period. In addition to constituting a material breach hereunder, if any, failure to provide such reports may void Reseller's right to price protection and sales incentive programs hereunder, if any, in the sole discretion of BAKBONE.

    4.5   Training and Support.  Reseller shall provide such training on the installation and use of the Products to its customers as is necessary to enable them to market, install and use the Products, as applicable. Reseller shall provide, through its own technical personnel, first-line technical support to its direct customers. Reseller shall at all times maintain a support capability which includes at least two (2) technical person trained by BAKBONE and qualified support personnel as necessary to ensure a high level of customer satisfaction. BAKBONE may from time to time develop and thereafter modify guidelines and procedures specifying the nature, level, and manner of the technical support Reseller is required to provide to such customers, with which Reseller shall comply.

    4.6   Problem Resolution.  Reseller shall keep BAKBONE informed on problems encountered with the Products and as to any resolutions arrived at for those problems. Reseller shall communicate to BAKBONE any modifications, design changes or improvements to the Products suggested by or to Reseller. Reseller assigns all intellectual property rights to any and all information, inventions, ideas, discoveries or other matter provided to BAKBONE under this Section.

    4.7   Government Requirements.  Reseller shall obtain and maintain all permits, licenses and government registrations necessary or appropriate to perform hereunder and shall make all filings with governmental authorities relating to this Agreement as required by law. Reseller represents and warrants that the terms of this Agreement comply in all respects with the laws of the Territory and are enforceable under their plain English interpretation. This Agreement is in all respects subject to compliance with all such requirements, Reseller, its employees and agents shall at all times in carrying out the terms of this Agreement abide by, and be in full compliance with, the laws, regulations and practices of their Territory. Upon BAKBONE's request, Reseller shall provide BAKBONE written assurances of such compliance.

    4.8   Reseller's Business Practices.  Reseller shall (a) conduct business in a manner that reflects favorably at all times on the Products and BAKBONE's goodwill and reputation, (b) avoid deceptive, misleading or unethical practices, (c) make no false or misleading representations with regard to BAKBONE or the Products, and (d) not solicit orders from any customer that engages in illegal or deceptive trade practices or any other practices proscribed under this Agreement or under the laws, regulations or practices of the U. S. and Territory.

    4.9   Reseller's Own Account.  Reseller shall conduct its business for its own account, as an independent contractor, in its own name, and not as an agent, employee, or partner of BAKBONE or actually, impliedly or ostensibly hold itself out as such. Except as herein expressly provided, it shall determine in its own judgment how best to perform its obligations hereunder, and BAKBONE shall have no right to control such matters.

    4.10   Demonstration Copies.  Reseller may use Products and the keys therefore purchased hereunder for internal use only as demonstration copies, in such number and on such terms as BAKBONE may allow in its discretion from time to time. In such event, Reseller shall comply with and be bound by all of the terms and conditions of the Software License included with the Product so used. Reseller shall not resell, lease, rent, distribute or license any Product or key therefore used as a demonstration copy. Reseller acknowledges that it shall not decompile the Products or adapt them to any other software in order to use them for the limited demonstration purposes contemplated herein.

5.  GENERAL OBLIGATIONS OF BAKBONE

    5.1   Sales Materials.  BAKBONE shall supply Reseller with such quantities of its Product advertising and promotional materials, in English, and artwork for Reseller's use (in translated versions, if necessary in BAKBONE's sole discretion), as BAKBONE deems reasonably appropriate for Reseller's performance hereunder.

    5.2   Updates and Upgrades.  BAKBONE shall use reasonable efforts to notify Reseller prior to the introduction of any update or upgrade of a Product for resale to the general public outside of the United States, and shall make such update or upgrade available to Reseller promptly, but not later than sixty (60) days after such update or upgrade is made available to any like-situated Reseller, where "like-situated Resellers" shall be identified by BAKBONE in its sole discretion. BAKBONE reserves the right to decide, in its sole discretion, whether to make an update or upgrade available at no additional charge or as a separately-priced item.

6.  ORDERS AND DELIVERY

    6.1   Orders.  Reseller shall order Products from BAKBONE using such forms, procedures, and minimum order requirements as BAKBONE may prescribe from time to time. All orders shall be subject to acceptance and approval by BAKBONE in its discretion. All orders shall be governed exclusively by the terms and conditions of this Agreement notwithstanding any contrary or additional preprinted terms of any other document.

    6.2   Delivery.  All deliveries shall be at any resale point nominated from time to time by BAKBONE, cleared for export, from BAKBONE's shipping point in            . Such shipping point is subject to change in BAKBONE's discretion. BAKBONE shall use best efforts to deliver Products within 14 days after acceptance of an order, subject to availability. Either party may reschedule delivery or cancel orders for Products provided notice is received prior to the scheduled delivery date. At the time BAKBONE makes the Products available to Reseller at BAKBONE's shipping point, all risk of loss or damage thereto shall pass to and be borne by Reseller and shall constitute full and final delivery by BAKBONE. BAKBONE shall not be obligated to furnish insurance covering any shipment or to ship to Reseller's customers. All Products shall be shipped in the standard commercial packaging used by BAKBONE or its Affiliates and according to their standard practices, unless otherwise agreed in writing. Reseller shall pay the cost of special packaging and shipment.

    6.3   Costs.  Reseller shall pay all shipping and transportation charges, customs duties and similar charges, and all other taxes and fees imposed on Product purchases and sales hereunder. In the event BAKBONE pays any such amounts, Reseller shall reimburse BAKBONE immediately and they shall be added to the invoiced amounts as separate charges.

    6.4   Returns.  Upon issuance by BAKBONE of a return material authorization ("RMA"), Reseller may return for replacement a Product, which was shipped by Reseller to one of its customers in the previous 90 days, and is found to be defective as defined in Exhibit D ("Limited Warranty"). Reseller shall pay freight charges for the return of defective Products to BAKBONE. Reseller shall also pay the freight charges on the return shipment to Reseller.

7.  PRICES AND PAYMENT

    7.1   Prices.  Reseller shall pay the prices, and on the terms and conditions, set forth in Exhibit C attached hereto. Failure of Reseller to fully comply with the payment terms contained herein results in an immediate termination of BAKBONE's obligations under the Agreement, and BAKBONE may terminate the Agreement in its sole discretion in addition to any other legal or equitable remedies it may have.

    7.2   Price Changes.  BAKBONE may change such prices, terms and conditions from time to time in its discretion upon prior written notice to Reseller. In the event that BAKBONE raises such prices, all orders for the applicable Product placed prior to the effective date of the increase, for delivery prior to such date, shall be invoiced at the lower price. If BAKBONE reduces the price of a Product, BAKBONE shall provide price protection to Reseller on the terms set forth in Exhibit C (Price List and Payment Terms).

    7.3   Credit Information and Changes.  Reseller shall provide BAKBONE with its financial statements and other financial condition information as set forth in Exhibit C. BAKBONE shall maintain such information in confidence. Reseller's financial responsibility is at all times subject to approval of BAKBONE, and BAKBONE reserves the right at any time, before payment or even after partial payment on account, to change or withdraw any credit line or terms, require payment on delivery or by irrevocable, unconditional letter of credit (in accordance with Exhibit C), declare all sums immediately due and payable, or cancel or delay shipment of any order. Reseller acknowledges that judgments as to financial responsibility are inherently subjective and accordingly agrees that BAKBONE may make them in its sole discretion, notwithstanding any particular evidence of creditworthiness or prior practice to the contrary.

    7.4   Retention of Information Upon Termination.  Upon termination of this Agreement for any reason, BAKBONE shall be entitled to maintain one file copy of Reseller's confidential information for its records. BAKBONE shall not disclose such information to third parties other than accountants, lawyers or other advisors bound by an obligation of confidentiality to BAKBONE. The information provided by Reseller shall not be considered confidential if it is generally known to the public, was available to BAKBONE from other sources, or was discovered by BAKBONE without reference to the Reseller's confidential information.

    7.5   Security Interest.  Reseller hereby grants BAKBONE a lien in all Products shipped by BAKBONE to Reseller, and any and all additions, substitutions and replacements thereof, wherever located, including, without limitation, any and all new or substituted or additional cash, securities, instruments, chattel paper, general intangibles or other property, tangible or intangible, distributed with respect to any of the foregoing property for any reason whatsoever, and all proceeds of any and all of the foregoing. Reseller hereby agrees to execute a UCC-1 financing statement, and to take any other steps necessary to perfect BAKBONE'S lien rights in above.

8.  WARRANTIES

    8.1   LIMITED WARRANTY.  TO THE EXTENT PERMITTED BY LAW, BAKBONE MAKES NO REPRESENTATION, WARRANTY, OR GUARANTY, EXPRESS OR IMPLIED, REGARDING THE PRODUCTS OR INTELLECTUAL PROPERTY CONTAINED THEREIN OR RELATED DOCUMENTATION EXCEPT ITS STANDARD FORM OF LIMITED WARRANTY ("WARRANTY"), THE CURRENT FORM OF WHICH IS ATTACHED AS EXHIBIT D HERETO. BAKBONE MAY IN ITS SOLE DISCRETION MODIFY ITS WARRANTY AT ANY TIME AND FROM TIME TO TIME.

    8.2   DISCLAIMER.  EXCEPT AS OTHERWISE SET FORTH IN WRITING IN THIS AGREEMENT AND TO THE EXTENT PERMITTED BY LAW, BAKBONE MAKES NO REPRESENTATIONS, WARRANTIES, CONDITIONS OR GUARANTEES, EITHER EXPRESS, IMPLIED, STATUTORY, ORAL, WRITTEN OR OTHERWISE, WITH RESPECT TO THE PRODUCTS AND ANY SERVICES COVERED BY OR FURNISHED PURSUANT TO THIS AGREEMENT, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTY (A) OF MERCHANTABILITY OR SATISFACTORY QUALITY, (B) OF FITNESS FOR A PARTICULAR PURPOSE, OR (C) ARISING FROM COURSE OF PERFORMANCE, COURSE OF DEALING, OR USAGE OF TRADE.

    8.3   WARRANTIES—LIMITATION ON LIABILITY.  TO THE EXTENT THAT A PRODUCT IS COVERED BY THE WARRANTY OR TO THE EXTENT THAT RESELLER SUFFERS ANY DAMAGE OR COST OF ANY NATURE WHATSOEVER RELATING, DIRECTLY OR INDIRECTLY, TO FAILURE, OR LACK OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF A PRODUCT, AND BAKBONE IS HELD LIABLE UNDER APPLICABLE LAW FOR SUCH DAMAGE OR COST, THEN IS SUCH CASE, BAKBONE'S SOLE LIABILITY SHALL BE LIMITED TO REPAIRS OR REPLACEMENT OF THE DEFECTIVE PRODUCT; IN NO EVENT SHALL

BAKBONE BE RESPONSIBLE FOR MONETARY DAMAGES, AND RESELLER HEREBY EXPRESSLY WAIVES ANY AND ALL CLAIMS IT MAY HAVE FOR ANY FURTHER COMPENSATION HOWSOEVER ARISING.

    8.4   GENERAL INDEMNITY AND RELEASE BY RESELLER.  RESELLER SHALL RELEASE, HOLD HARMLESS, DEFEND AND INDEMNIFY BAKBONE AGAINST ANY LIABILITY, COST OR EXPENSE, OF ANY NATURE WHATSOEVER ARISING OUT OF OR RELATING TO A BREACH BY RESELLER OF ANY OBLIGATION ARISING UNDER THIS AGREEMENT.

    8.5   DISCLAIMER OF OTHER REPRESENTATIONS.  ALL REPRESENTATIONS OR WARRANTIES MADE OR AGREEMENTS EXECUTED BY RESELLER PURSUANT TO THIS AGREEMENT SHALL BE RESELLER'S SOLE RESPONSIBILITY.

9.  BAKBONE'S INTELLECTUAL PROPERTY

    9.1   Products Defined as Intellectual Property.  Reseller and BAKBONE hereby agree that the Products set forth in Exhibit "A" constitute intellectual property of BAKBONE under 11 U.S.C. section 101(35)(A).

    9.2   Limited Rights.  Reseller shall not acquire any express or implied right to any trademarks, service marks, or tradenames owned or used by BAKBONE or any Affiliates (collectively "Trademarks"), or the copyrights, patent rights, mask works, trade secrets, commercial symbols, goodwill, or other form of intellectual or commercial property of BAKBONE or any Affiliates, and shall not use such property or rights in any manner, except as expressly herein permitted. Reseller shall only distribute Products within the Territory if such Products bear the Trademarks, and shall request permission in writing from BAKBONE for any shipment of Products outside of the Territory, such permission being granted or withheld in BAKBONE's sole discretion. Reseller acknowledges that such a limitation is necessary to protect BAKBONE's valuable intellectual property and is not an unreasonable restraint on trade. Reseller shall use the Trademarks in referring to the applicable Products they identify and shall identify itself as an authorized Reseller of BAKBONE, in a form prescribed or approved from time to time by BAKBONE or as otherwise agreed by BAKBONE in writing. BAKBONE may from time to time discontinue or modify the Trademarks, add new Trademarks, and revise these instructions, to protect the standards of quality established for the goods and services licensed under the Trademarks. Reseller acknowledges that BAKBONE owns all right, title and interest in the Products, Trademarks, and all other intellectual property associated with or contained in or relating to the Products and related Documentation in the Territory. BAKBONE hereby grants Reseller a nonexclusive, nontransferable, non-sublicensable, except as expressly provided in this Agreement, nonassignable, terminable, license to use only those Trademarks attached in Exhibit E of this Agreement and those additional Trademarks approved for Reseller's use by BAKBONE in writing from time to time ("Licensed Trademarks"), for the sole purpose of resale and resale in the promotion and resale of Products only within the Territory for the duration of this Agreement. BAKBONE retains the option to terminate this license right or substitute alternate marks, in its sole discretion, at any time. Reseller shall ensure that on all packaging, advertising, promotional material and other uses of the Licensed Trademarks, the following language appear: "This trademark is a trademark of BAKBONE and is used under license."

    9.3   Modifications and Reverse Engineering.  Reseller shall not copy, modify, reverse engineer, map, decompile, translate, enhance, or make derivative works or compilations or portions or otherwise derive the source code, internal structure, organization or any other aspect of the Products or any part thereof or aid, abet or permit others to do so. Any unauthorized modifications, derivative works, translations or any other intellectual property, or prospective jointly owned intellectual property, created directly or indirectly using or referring to the Products, or components thereof, or enhancements of the Products, shall belong exclusively to BAKBONE and Reseller hereby assigns all rights in them (including without limitation, moral rights) to BAKBONE. Reseller agrees to promptly enter into any further Documentation required by BAKBONE in its sole discretion to legally or commercially effect such assignment, including, without limitation, ensuring that its employees and/or contractors do the same. Reseller hereby expressly waives any rights it may obtain inconsistent with the foregoing through application of the law of the Territory or otherwise. Reseller acknowledges that it has no right whatsoever and shall have no right whatsoever, whether by the express terms of this Agreement or by any course of conduct, to use, review, or access the source code for the Products.

    9.4   Additional Restrictions on Use.  Reseller agrees: (i) not to remove any Product identification or notices of any proprietary or copyright restrictions from any Product or any support material; (ii) except for archival or back-up copies, not to copy the Product, or any derivative or part thereof; develop any derivative works thereof or include any portion of the Product in any other software program; (iii) not to provide use of the Products in a computer service business, rental or commercial timesharing arrangement; (iv) not to develop any of the products containing any of the concepts and ideas contained in Confidential Information that are not readily apparent from normal use of the Products pursuant to the license(s) granted hereunder; and (v) not to develop methods to enable unauthorized parties to use the Products.

    9.5   Notices.  Reseller shall not remove, change, or obliterate any copyright, confidential, or proprietary notices incorporated in, marked on, or fixed to the Products by BAKBONE or any Affiliate.

    9.6   Protection of Trademarks and Intellectual Property.  As between the parties hereto, BAKBONE shall have sole and exclusive right to protect and defend the Trademarks, at its sole cost and expense. Neither BAKBONE nor any Affiliate shall be liable to Reseller for any loss or damage directly or indirectly suffered by Reseller as a result of the use of the Trademarks, any litigation or proceeding involving the Trademarks, or any failure to protect or defend the Trademarks. Reseller shall cooperate fully with BAKBONE or an Affiliate, as applicable, in the defense and protection of the Trademarks, and shall promptly and fully advise BAKBONE of the use in the Territory of any mark infringing any of the Trademarks. Without limiting the generality of the foregoing, Reseller shall not seek or obtain registration, or any other right, in any Trademark or what is in BAKBONE's sole discretion a confusingly similar mark, in any jurisdiction, whether in its own name or otherwise. Reseller hereby assigns any and all right, title and interest it may obtain in any Trademark or other BAKBONE intellectual property right relating directly or indirectly to the Products and hard copy user Documentation to BAKBONE and agrees to enter into any document or take any other action, which in the sole opinion of BAKBONE is necessary to perfect such assignment. Reseller acknowledges and agrees that BAKBONE holds all right, title and interest in the BAKBONE Trademarks. Reseller shall not directly or indirectly, through itself or third parties, during the term of this Agreement or thereafter, through itself or third parties, challenge BAKBONE's rights in the BAKBONE Trademarks. In no event shall Reseller seek to register any BAKBONE Trademark or mark used by BAKBONE in any country, state or territory thereof. Reseller agrees to ensure that its successors, assigns and affiliated companies, if any, comply with the terms of this provision. All uses of the Trademarks will inure to the sole benefit of BAKBONE.

    9.7   Confidential Information.

      (a)  As used herein, "Confidential Information" shall mean all information concerning BAKBONE or any Affiliate or parent company of BAKBONE to which Reseller is provided access by virtue of this Agreement or its activities hereunder, including without limitation technical data, product design and development, sales information, quantity and kind of products licensed, prices and methods of pricing, marketing techniques and plans, product returns, unannounced products, product and process information, and any other information which, if disclosed to others, might be competitively detrimental to BAKBONE. Confidential Information shall not include any information which has been publicly disseminated in writing by BAKBONE, which Reseller can show to BAKBONE'S reasonable satisfaction that it knew without restriction prior to BAKBONE's disclosure, or which was rightfully received by Reseller from a third party without restriction.

      (b)  During the term hereof and at all times thereafter, Reseller shall maintain the Confidential Information in strictest confidence, shall not disclose it to any third party, and shall use it only as necessary to perform hereunder. Reseller shall cause each of its officers, directors, employees, and agents to restrict disclosure and use of such Confidential Information in like fashion, and shall be responsible for any wrongful disclosure and use by any of them.

      (c)  In the event any court or other authority orders Reseller to disclose any Confidential Information, Reseller shall use its best efforts to protect its confidentiality and shall forthwith notify BAKBONE thereof to enable it to seek to do so. At the termination of this Agreement, Reseller shall promptly return all tangible Confidential Information to BAKBONE.

10. INDEMNITIES

    10.1   Infringement Claims—U.S. Intellectual Property.  If an action is brought against Reseller claiming that (a) a Product solely in the stand alone, unmodified, unbundled version provided to Reseller by BAKBONE infringes any United States patent, United States copyright or United States trade secret rights of a third party within the Territory, or (b) a Trademark infringes any United States copyright of a third party within the Territory, BAKBONE shall defend Reseller at BAKBONE's expense and shall pay the damages and costs finally awarded against Reseller in the action specifically on account of such infringement, but only if (c) Reseller notifies BAKBONE promptly upon learning that the claim is or might be asserted, (d) Reseller assists in the defense of the claim, (e) BAKBONE has sole control over the defense of the claim and any negotiation for its settlement or compromise, and (f) Reseller takes no action that, in BAKBONE's judgment, impairs BAKBONE's defense of the claim.

    10.2   BAKBONE's Options.  If Reseller's use of any Product is enjoined, or if BAKBONE wishes to minimize its liability hereunder, BAKBONE may, at its option and expense, either (a) substitute equivalent non-infringing products for the infringing item, (b) modify the infringing item so that it no longer infringes but remains functionally equivalent, or (c) obtain for Reseller the right to continue distributing such item. If none of the foregoing is feasible, BAKBONE will accept a return of the Products, which are subject to the injunction and refund to Reseller the purchase price, less reasonable depreciation, plus shipping costs paid by Reseller. The indemnity in Section 9.1 will not apply if and to the extent that the infringement claim results from (i) a correction or modification or bundling of the Product not provided by BAKBONE, (ii) a failure to promptly install an update, or (iii) the combination of the Product with other items not provided by BAKBONE, (iv) modifications made in whole or in part in accordance with Reseller specifications, or (v) Reseller continues allegedly infringing activity after being notified thereof or after being informed of modifications that would have avoided the alleged infringement.

    10.3   INDEMNITY—LIMITATION OF LIABILITY.  THE FOREGOING STATES THE ENTIRE LIABILITY AND OBLIGATION OF BAKBONE OR ANY AFFILIATE WITH RESPECT TO INFRINGEMENT OR CLAIMS OF INFRINGEMENT OF ANY PATENT, COPYRIGHT, TRADE SECRET OR OTHER INTELLECTUAL PROPERTY RIGHT BY OR RELATING TO THE PRODUCTS, OR CONTRACT CLAIMS, OR REGULATORY BASED CLAIMS IN THE TERRITORY OR OTHER CLAIMS RELATING DIRECTLY OR INDIRECTLY THERETO.

    10.4   Indemnification by Reseller.  Reseller shall defend, release, indemnify and hold BAKBONE and its Affiliates harmless from any and all claims by any other party (including reasonable attorneys' fees and costs of litigation) resulting from Reseller's own breaches, acts, bundling of Products, omissions or misrepresentations, regardless of the form of action.

    10.5   Advertising.  Reseller agrees to release, hold harmless and indemnify BAKBONE and its Affiliates from any liability, costs, claims, damages, and fees associated with Reseller's use of the Licensed Trademarks or which relate directly or indirectly to any Reseller advertising, packaging or labels. Reseller acknowledges and agrees that it is solely responsible to ensure that all uses of the Licensed Trademarks, advertising, packaging, labeling and resale is in accordance with all laws and regulations applicable in the licensed Territory and shall release, hold harmless and indemnify BAKBONE from any and all liability, costs, claims, damages and fees resulting from a breach of this undertaking.

    10.6   Insurance.  Reseller shall maintain liability insurance, in connection with liability arising out of Reseller's actions relating to this Agreement up to at least One Million United States Dollars (U.S. $1,000,000) per claim.

11. ASSIGNMENT

    11.1   By BAKBONE.  This Agreement may be assigned by BAKBONE in its sole discretion without notice to any entity, which assumes its obligations and acquires ownership of or the right to use, sell, distribute and license the Products as herein contemplated.

    11.2   By Reseller.  BAKBONE makes this Agreement in reliance upon the reputation of Reseller and its management, and accordingly it may not be assigned or encumbered by Reseller without BAKBONE's prior written consent, in its discretion. Due to the importance of Reseller's ownership and management, the sale, transfer or assignment of 50% or more of Reseller's capital stock, partnership interests, or voting rights shall be deemed an assignment of this Agreement. Any attempted assignment in violation of this provision is void, and may, at BAKBONE's election, result in termination of this Agreement.

12. TERM AND TERMINATION

    12.1   Term.  The term of this Agreement shall be 12 months commencing on the Effective Date hereof, unless sooner terminated in accordance herewith. The parties may extend the term or enter into a new agreement only by their formal, mutual consent expressed in writing. Nothing set forth in this Agreement, no course of conduct, and no oral statements shall be deemed to constitute such consent. In the event that through application of law or otherwise, Reseller is provided rights to compensation or to extend the term of this Agreement, Reseller expressly waives any and all such rights as part of the consideration for BAKBONE's entering into this Agreement.

    12.2   Termination, No Cause.  This Agreement may be terminated by either party for any or no cause, by providing at least 60 days' prior written notice to the other party. Without granting Reseller greater rights in other circumstances, Reseller shall have no right to receive compensation from BAKBONE in the event BAKBONE terminates this Agreement pursuant to this Section 12.2.

    12.3   Payment Breach.  Except as otherwise provided herein, BAKBONE may terminate this Agreement prior to its expiration immediately in the event Reseller fails to cure any breach of a payment obligation hereunder within 10 days after written notice from BAKBONE describing the breach.

    12.4   Cause.  Either party may terminate this Agreement immediately at any time if (a) the other party commits a breach of a material obligation hereunder which is not subject to cure; (b) the other party commits a breach of a material obligation hereunder which is subject to cure (other than a payment breach) and fails to cure such material breach within 30 days after written notice, (c) a receiver is appointed for the other party or its property, (d) the other party makes an assignment for the benefit of its creditors, (e) there is reasonable cause to believe that the other party is insolvent, (f) proceedings are commenced by, for, or against the other party under any bankruptcy, insolvency, or debtor's relief law, (g) the other party liquidates or dissolves or attempts to do so, or (h) the other party assigns or purports to assign this Agreement in breach of its provisions.

    12.5   Additional Cause for Termination.  In addition to the aforementioned, this Agreement shall terminate if Reseller (a) fails to secure or renew any license, permit authorization or approval for the conduct of its business in its Territory; (b) Challenges or assists a third party in challenging BAKBONE's right, title or interest in and to any BAKBONE intellectual property asserted in this Agreement; or (c) Ceases to do business or otherwise terminates its business operations.

    12.6   Effect of Termination.  Termination of this Agreement will not relieve either party from fulfilling its obligations which by their terms or nature survive termination, including Sections 6.1, 7, 8, 9, 12, and 13, except as otherwise expressly provided. Upon termination of this Agreement for any reason: (a) Reseller shall immediately cease using and shall deliver to BAKBONE any unused sales literature and other written information and materials supplied by BAKBONE pursuant to this Agreement or which contain any Trademarks except as necessary to continue selling the Products in Reseller's inventory; (b) Reseller shall immediately cease to identify itself as an authorized Reseller for BAKBONE or otherwise affiliated in any manner with BAKBONE; (c) any rights or benefits which may have accrued in Reseller's favor, prior to termination hereof, under any BAKBONE program, shall terminate and be forfeited, except where expressly provided to the contrary in this Agreement; (d) BAKBONE shall have the option, exercisable in its discretion within 30 days after termination, to reacquire from Reseller, at then current prices all or part of the Products and documentation, including translated versions, which are then held by Reseller in inventory and not committed to sales; in effecting this reacquisition, BAKBONE shall be entitled to set off, against amounts payable to Reseller, all amounts owed by Reseller to BAKBONE; and (e) provided that if this Agreement is terminated by BAKBONE pursuant to Section 11.2 or by Reseller pursuant to 11.4, then BAKBONE shall be obligated to so reacquire from Reseller all such Products and documentation which are in the then current version and in resalable condition and then held by Reseller in inventory purchased 90 days preceding such return and not committed to sales. Reseller shall be entitled to distribute all Products and Documentation which are in Reseller's inventory as of the effective date of termination or expiration of this Agreement and which are not reacquired from Reseller by BAKBONE for a period of ninety (90) days after termination or expiration of this Agreement. All such resale shall be in accordance with the terms and conditions of this Agreement.

13. LIMITATION OF LIABILITY

    TO THE EXTENT PERMITTED UNDER LAW, EXCEPT AS EXPRESSLY PROVIDED TO THE CONTRARY IN SECTION 9, THE LIABILITY OF BAKBONE AND ITS AFFILIATES UNDER THIS AGREEMENT TO RESELLER, REGARDLESS OF THE BASIS OF LIABILITY OR THE FORM OF ACTION, SHALL IN NO EVENT EXCEED THE TOTAL PRICE PAID TO BAKBONE BY RESELLER WITHIN THE TWELVE (12) MONTH PERIOD PRECEDING A CLAIM BY RESELLER NET OF ALL DISCOUNTS, REBATES, AND REFUNDS, FOR THE PRODUCT DIRECTLY CAUSING THE LIABILITY. IN NO EVENT SHALL BAKBONE OR ITS AFFILIATES BE LIABLE FOR COSTS OF SUBSTITUTE GOODS OR SERVICES BY ANYONE, NOR WILL THEY BE LIABLE FOR INDIRECT, SPECIAL, INCIDENTAL, CONSEQUENTIAL, PUNITIVE OR OTHER DAMAGES, HOWEVER CAUSED, AND WHETHER OR NOT ADVISED IN ADVANCE OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER FOR BREACH OF CONTRACT, TORT, REGULATORY COMPLIANCE, NEGLIGENCE OR OTHERWISE, AND WHETHER OR NOT THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. THE ESSENTIAL PURPOSE OF THIS SECTION IS TO LIMIT THE POTENTIAL LIABILITY OF BAKBONE AND ITS AFFILIATES ARISING OUT OF THIS AGREEMENT. THE FOREGOING ALLOCATION OF RISK IS REFLECTED IN THE PRICES OF THE PRODUCTS AND THE COMMERCIAL TERMS OF THIS AGREEMENT.

14. GENERAL PROVISIONS

    14.1   Independent Contractors.  The relationship of BAKBONE and Reseller established by this Agreement is that of independent contractors. This Agreement does not give either party the power to direct and control the day to day activities of the other, and they shall take no action to directly or indirectly hold themselves out as legal partners, joint venturers, co-owners, principal-agent, or otherwise participants in a joint or common undertaking, or allow either party to create or assume any obligation on behalf of the other party for any purpose whatsoever.

    14.2   Third Party Disclaimer.  EACH SUPPLIER AND LICENSOR TO BAKBONE OF ANY PORTION OF THE PRODUCTS ("THIRD PARTY SUPPLIER") DISCLAIMS ALL WARRANTIES, EXPRESS, IMPLIED, OR OTHERWISE, INCLUDING, WITHOUT LIMITATION ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. RESELLER EXPRESSLY ACKNOWLEDGES AND COVENANTS THAT IN NO EVENT SHALL ANY THIRD PARTY SUPPLIER BE LIABLE FOR ANY DIRECT, INDIRECT, CONSEQUENTIAL, OR OTHER DAMAGES ARISING OUT OF THE AGREEMENT OR THE USE, LICENSE OR DELIVERY OF ANY PRODUCT.

    14.3   Entire Agreement.  This Agreement constitutes the entire agreement of the parties, supersedes any prior and contemporaneous oral or written understanding as to the subject matter hereof, and excludes all implied representations, conditions, warranties, and other terms. Each party acknowledges that it is entering into this Agreement as a result of its own independent investigation and not as a result of any representation of the other party not contained herein.

    14.4   Executing Contract.  Reseller and BAKBONE agree that this Agreement is an executory contract under 11 U.S.C. § 365.

    14.5   Amendments; Waivers.  Except for the terms of this Agreement which may be unilaterally modified by BAKBONE from time to time as provided herein, this Agreement may be modified only by a writing signed by the party to be charged. Without limitation, this provision shall apply equally to this Section 14.4 and to Section 11.1. A waiver of any provision or breach is no waiver of any other provision or breach.

    14.6   Force Majeure.  Except as expressly provided elsewhere in this Agreement, neither party shall be liable to the other for its failure to perform any of its obligations hereunder during any period in which such performance is delayed by circumstances beyond its reasonable control including, but not limited to earthquake, fire, flood, war, embargo, export controls, strike, riot, software viruses and/or bugs, power outages, inability to secure materials and transportation facilities, or the intervention of any governmental authority. If such delaying cause shall continue for more than thirty (30) days, the party injured by the inability of the other to perform shall have the right, upon written notice to the other, to either (a) terminate this Agreement pursuant to Section 11 or, (b) treat this Agreement as suspended during the delay and reduce any commitment in proportion to the duration of the delay.

    14.7   Taxes.  Reseller shall pay or reimburse BAKBONE for all national, federal, state, local or other taxes and assessments of any jurisdiction (except taxes, other than withholding taxes, imposed on BAKBONE's income), including sales or use taxes, stamp duties, property taxes, withholding taxes or otherwise, customs or other import or export taxes, value added taxes, and amounts levied in lieu thereof based on charges set, services performed or to be performed or payments made or to be made under this Agreement. Reseller shall not deduct the amount of such taxes, duties or assessments from payments made to BAKBONE under this Agreement unless specifically required by applicable law. In such event, Reseller shall promptly notify BAKBONE, and the amount due shall automatically be increased to totally offset such tax, so that the amount remitted to BAKBONE, net of all taxes, equals the invoiced amount. Reseller shall provide BAKBONE with a copy of the official receipt evidencing payment of the tax to the applicable local taxing authorities. Further, on a biannual basis, Reseller shall provide BAKBONE with written evidence confirming payment of royalty and all other applicable taxes.

    14.8   Audits.  Upon at least two business days' notice to Reseller and during Reseller's business hours, BAKBONE shall have the right to audit, at BAKBONE's expense, the Products in Reseller's possession or inventory and Reseller's books and records relating directly or indirectly to its performance under this Agreement, in order to determine its compliance hereunder. In the event any such audit reveals that Reseller has knowingly breached a material obligation hereunder, then, in addition to such other remedies as BAKBONE may have, Reseller shall pay or reimburse to BAKBONE the cost of the audit.

    14.9   Import and Export Controls.  Reseller hereby acknowledges that the Products are subject to United States export controls, pursuant to the U.S. Export Administration Regulations. Reseller shall comply with all applicable provisions of the Export Administration Regulations, and shall not export, reexport, transfer, divert or disclose, directly or indirectly, including via the world wide web, remote access, the Products, any confidential information contained or embodied in the Products, or any direct product thereof, except as authorized under the Export Administration Regulations. Reseller shall comply with all other applicable laws and regulations of the United States and the Territory pertaining to exportation or importation of the Products. Reseller acknowledges and covenants that compliance with this provision is material reason for the territorial restriction set out in Section 9.2.

    14.10  Publicity.  The terms of this Agreement are confidential. No press release or other like publicity regarding this Agreement may be made by Reseller without the prior written approval of BAKBONE's Vice President of Marketing or President.

    14.11  Notices.  All notices and other communications hereunder shall be given in writing and delivered (a) by personal delivery, by prepaid overnight or international courier service to the addresses set forth on the signature page of this Agreement, or (b) by facsimile to such facsimile number as may be provided in writing by a party. Notices are deemed given on receipt or attempted delivery (if receipt is refused).

    14.12  Bargained for Basis.  EACH PARTY RECOGNIZES AND AGREES THAT THE WARRANTY DISCLAIMERS AND LIABILITY AND REMEDY LIMITATIONS IN THIS AGREEMENT ARE MATERIAL BARGAINED FOR BASIS OF THIS AGREEMENT AND THAT THEY HAVE BEEN TAKEN INTO ACCOUNT AND REFLECTED IN DETERMINING THE CONSIDERATION TO BE GIVEN BY EACH PARTY UNDER THIS AGREEMENT AND IN THE DECISION BY EACH PARTY TO ENTER INTO THIS AGREEMENT.

    14.13  Governing Law.  Reseller acknowledges that BAKBONE is based in the State of California, U.S.A. and requires uniformity and consistency in the laws under which it deals with all of its domestic Resellers, and the subject matter of this agreement being licensed is based in California and being remotely supported in California. Accordingly, this Agreement shall be governed and construed, and all arbitrations hereunder shall be determined, in accordance with the laws of the State of California, without regard to its conflicts of laws rules. Reseller expressly waives any and all claims it may have to the application of any other law to this contract.

    14.14  Dispute Resolution.

      (a)  Except as otherwise provided below, any controversy or claim arising out of or relating to this Agreement shall be submitted to final and binding arbitration before, and in accordance with, the rules of the American Arbitration Association ("AAA") as modified herein. If the claim seeks damages of U.S. $100,000 or less, it shall be decided by a single independent arbitrator. If the claim seeks damages in excess of U.S. $100,000, it shall be decided by three independent arbitrators, one nominated by each party and one selected by the AAA, in accordance with AAA's rules and procedures. All arbitrators shall have expertise in the subject matter of the dispute. The arbitration shall be conducted in California. The arbitration process, including selection of the arbitrator or arbitrators, exchanges of requests for information and the arbitration hearing, shall be completed within 60 days following the initiation of the arbitration by either party, and the actual arbitration hearing shall be limited to one (1) day. The arbitrator(s) shall issue a written judgment within ten (10) days following the arbitration hearing. Judgment upon any arbitration award may be entered in any court having jurisdiction thereof. This provision is self executing, and in the event that either party fails to appear at any properly noticed arbitration proceeding, an award may be entered against such party notwithstanding said failure to appear. This clause shall survive the termination of this Agreement.

      (b)  Notwithstanding the foregoing: (1) any claim relating to the validity of any of the parties' confidential information, the Trademarks, or other proprietary technology or intellectual property shall not be determined by arbitration, but only by a court located in the Southern District of California, to whose exclusive jurisdiction the parties hereby consent and expressly waive any objections to subject matter or personal jurisdiction; and (2) Reseller acknowledges that any breach of its obligations under this Agreement which relates to the proprietary rights or confidential information of BAKBONE, or which is otherwise not subject to remedy by monetary damages, will cause BAKBONE irreparable harm, and that BAKBONE accordingly will be entitled to injunctive and other equitable relief in addition to all other remedies provided by this Agreement or available at law, in any court of competent jurisdiction.

      (c)  Reseller shall inform BAKBONE of any and all infringement or piracy of BAKBONE's Products or Trademarks of which they are aware or suspect in the Territory. Nothing in this Agreement shall convey any independent right of action against any third party for any such infringement. To the extent that through operation of law or otherwise, Reseller obtains any independent cause of action, against any third party relating directly or indirectly to the grant of rights under this Agreement, they shall forgo, and shall not exercise such rights, without first consulting with and seeking the express, prior, written permission of BAKBONE.

    14.15  Attorney's Fees.  In the event of any litigation or arbitration hereunder, the arbitrator or court shall award costs and reasonable attorneys' fees to the prevailing party.

    14.16  English Language.  English may be used as the authoritative text of this Agreement, regardless of the existence of counterparts translated into another language, and all communications, arbitrations, and other adjudications hereunder shall be made and conducted in English.

    14.17  Severability.  If any provision of this Agreement is held, in a final and nonappealable decision by an arbitrator or court of competent jurisdiction, not to comply with any applicable law, now existing or hereafter enacted, such provision shall to the extent possible be interpreted so as to comply with such law or condition or, if such interpretation is not possible, it shall be deemed amended to satisfy the requirements thereof. Any provision hereof deemed invalid or unenforceable, in a final and nonappealable decision by an arbitrator or court of competent jurisdiction, shall be severed from this Agreement, the balance of which shall remain enforceable. Any severed or altered provision shall be automatically replaced by another provision resulting in the same economic position to the parties as if the severed provision had not been severed.

    14.18  Acceptance by BAKBONE.  This Agreement shall not be deemed accepted by or binding upon BAKBONE unless and until a copy fully executed by Reseller and an authorized representative of BAKBONE is delivered to Reseller. This Agreement shall be deemed accepted where executed by BAKBONE.

QuickLinks

  Exhibit 4.1
BAKBONE SOFTWARE INC. DOMESTIC RESELLER AGREEMENT TERMS AND CONDITIONS